COMMENTS RECEIVED ON 05/20/2024

FROM DANIEL GREENSPAN

FIDELITY CHERRY STREET TRUST (File No. 811-23840)

Fidelity Hedged Equity Central Fund

AMENDMENT NO. 2

NOTE:

Since the date of the filing noted above Fidelity Hedged Equity Central Fund has liquidated and is no longer a series of Fidelity Cherry Street Trust.

1.

“Fund Management” (Part A of the Registration Statement)

C:

The Staff notes that the assets under management for some of the fund’s investment advisers are as of December 31, 2022 and requests that more recent information be included.

R:

See Note above.

2.

“Trustees and Officers” (Part B of the Registration Statement)

“The following table sets forth information describing the compensation of each Trustee and Member of the Advisory Board (if any) for his or her services for the fiscal year ended January 31, 2024, or calendar year ended December 31, 2023, as applicable.”

C:

The Staff requests we explain why information is presented as of two different dates.

R:

We believe it is appropriate to show fund-level compensation as of the fund’s fiscal year end, but complex-level information, which includes information from funds with varied fiscal year ends, as of calendar year end. The footnote tied to “Total Compensation from the Fund Complex” column provides that the information in that column reflects compensation received for the calendar year ended December 31, 2023 from the fund complex.